New Jersey Mining Company

201 N. Third Street

Coeur d’Alene, ID 83814

208-503-0153 [Phone]

dsteiner@newjerseymining.com [EMAIL]

May 20, 2014

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:

New Jersey Mining Company

Registration Statement on Form 10

Filed February 25, 2014

File No. 000-28837

Comment Letter dated May 8, 2014

Dear Mr. Reynolds,

New Jersey Mining Company would like to request an extension for its comment response that is due Thursday May 22, 2014. We respectfully request an additional ten business days. If granted, our response will be due on June 5, 2014. Management has not yet completed its response to your comment letter dated May 8, 2014. Thank you.

Sincerely,

/s/ Delbert Steiner

Chief Executive Officer